                                        OMB APPROVAL

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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. *)


                           CMC Industries, Inc.
                             (Name of Issuer)

                               Common Stock

- ---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                125708107
                              (CUSIP Number)

                           Eric M. Sippel, Esq.
                    c/o SHARTSIS, FRIESE & GINSBURG, LLP
                     One Maritime Plaza, 18th Floor
                    San Francisco, California  94111
                              (415) 421-6500


- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              May 15, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /xx /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 125708107                                    Page 2 of 14 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Whitman Capital, Inc.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  358,728
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              358,728
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     358,728
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO, IA
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                                    Page 3 of 14 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Douglas F. Whitman
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  358,728
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              358,728
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     358,728
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.8%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                                    Page 4 of 14 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Whitman Partners, L.P.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  343,806
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              343,806
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     343,806
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                                    Page 5 of 14 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Mahuma, N.V.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands Antilles
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  14,922
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              14,922
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     14,922
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                                    Page 6 of 14 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lion Investments Limited
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  241,272
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              241,272
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     241,272
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.9%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                                    Page 7 of 14 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Christopher J. Schaepe
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /* /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  5,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              5,000
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,000
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 125708107                                    Page 8 of 14 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of common stock of CMC Industries, Inc. ("CMCI") and warrants to purchase such stock (the "Securities"). The principal executive office of CMCI is located at 4950 Patrick Henry Drive, Santa Clara, CA 95054.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Whitman Capital, Inc. ("WCI"); Douglas F. Whitman ("Whitman"); Whitman Partners, L.P. ("WPLP"); Mahuma, N.V. ("Mahuma"); Lion Investments Limited ("Lion"); and Christopher J. Schaepe ("Schaepe").

(b) The business address of WCI, Whitman and WPLP is One Sansome Street, Eighteenth Floor, San Francisco, CA 94104; the business address of Mahuma is Kaya W.F.G. (Jombi), Mensing 36, Curacao, Netherlands Antilles; the business address of Lion is c/o London Merchant Securities, 33 Robert Adam Street, London WIM 5AH, England; and the residence address of Schaepe is 18 Mounds Road, Apartment No. 4, San Mateo, CA 94402.

(c) Whitman is the president and sole shareholder of WCI. Whitman and WCI are the general partners of WPLP, which is an investment limited partnership. Whitman and WCI also provide investment advice to, and manage certain assets of, Mahuma, which is an investment corporation.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) WCI is a corporation formed under the laws of the State of California. WPLP is a limited partnership formed under the laws of the State of California.
     Whitman and Schaepe are citizens of the United States.
     Mahuma is a corporation formed under the laws of the Netherlands
     Antilles.
     Lion is a limited company organized under the laws of England.

                              SCHEDULE 13D

CUSIP No. 125708107                                    Page 9 of 14 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Securities were as follows:

Purchaser      Source of Funds                    Amount

WCI            Funds Under Management (1)    $1,486,814.67
WPLP           Working Capital               $1,424,965.50
Mahuma         Working Capital               $   61,849.17
Lion           Working Capital               $  999,997.82
Schaepe        Working Capital               $   20,725.56

     (1)  Includes funds of WPLP and Mahuma invested in Securities.

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of securities is investment. The persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CMCI or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of CMCI or of any of its subsidiaries;

(c) Any change in the present board of directors or management of CMCI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of CMCI;

(e)  Any other material change in CMCI's business or corporate structure;

(f) Changes in CMCI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CMCI by any person;

(g) Causing a class of securities of CMCI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of CMCI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i)  Any action similar to any of those enumerated above.

                              SCHEDULE 13D

CUSIP No. 125708107                                    Page 10 of 14 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Securities of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned               Voting Power        Dispositive Power
Name      Number    Percent      Sole        Shared    Sole      Shared

WCI       358,728   5.8%          -0-        358,728   -0-       358,728
Whitman   358,728   5.8%          -0-        358,728   -0-       358,728
WPLP      343,806   5.6%          -0-        343,806   -0-       343,806
Mahuma     14,922   0.2%          -0-         14,922   -0-        14,922
Lion      241,272   3.9%          -0-        241,272   -0-       241,272
Schaepe     5,000   0.1%          -0-          5,000   -0-         5,000

The persons filing this statement effected the following transactions in the Securities on the dates indicated, and such transactions are the only transactions in the Securities since March 16, 1996, by the persons filing this statement:


        Purchase   Number  Number   Price per    Type
         or         of     of       Share/       of
Name    Sale Date  Shares  Warrants Warrant      Sale

WPLP    P  5-15-96 247,788   --     5.65   Private Placement by CMCI
WPLP    P  5-15-96    --   96,018   0.26   Private Placement by CMCI
Mahuma  P  5-15-96  10,755   --     5.65   Regulation S Transaction by CMCI
Mahuma  P  5-15-96    --    4,167   0.26   Regulation S Transaction by CMCI
Lion    P  5-15-96 173,890   --     5.65   Regulation S Transaction by CMCI
Lion    P  5-15-96    --   67,382   0.26   Regulation S Transaction by CMCI
Schaepe P  5-15-96   3,604   --     5.65   Private Placement by CMCI
Schaepe P  5-15-96    --    1,396   0.26   Private Placement by CMCI

                              SCHEDULE 13D

CUSIP No. 125708107                                    Page 11 of 14 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

WCI and Whitman are the general partners of WPLP pursuant to a limited partnership agreement. The limited partnership agreement provides to the general partners the authority, among other things, to invest the funds of WPLP in the Securities, to vote and dispose of those securities and to file this statement on behalf of WPLP. Pursuant to the limited partnership agreement, the general partners of WPLP are entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. WCI and Whitman provide investment advice to, and manage certain assets of, Mahuma. Pursuant to its investment management agreement with Mahuma (the "IMA"), WCI is authorized, among other things, to invest Mahuma's funds and to vote and dispose of securities purchased with such funds. The IMA may be terminated by either party on notice as provided in the IMA and provides for fees paid to WCI based on assets under management and realized and unrealized gains and losses, if certain conditions are met. Lion is unaffiliated with any of the other persons filing this Schedule 13D. Schaepe is an individual investor, unaffiliated with any of the other persons filing this Schedule 13D. All of the above parties have agreed to cooperate for the limited purpose of arranging the purchase of the Securities by WPLP, Schaepe, Mahuma and Lion directly from CMCI (the "Purchase"). WPLP and Schaepe purchased the Securities pursuant to the exemption from registration provided by Rule 506 of Regulation D under the Securities Act of 1933 (the "Act"). Mahuma and Lion purchased the Securities pursuant to the exemption from registration provided by Rule 903 of Regulation S under the Act. After the completion of the Purchase, Lion and Schaepe will no longer cooperate with WCI, Whitman, WPLP or Mahuma for the purpose of acquiring, holding, voting or disposing of the Securities. At such time, WCI, Whitman, WPLP and Mahuma will file an amendment to this
Schedule 13D to reflect the departure of Lion and Schaepe from the group filing this Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

(Signatures on next page)

                              SCHEDULE 13D

CUSIP No. 125708107                                    Page 12 of 14 Pages

DATED:    May 21, 1996

Whitman Capital, Inc.

By:  /s/ Douglas F. Whitman
     Douglas F. Whitman
     President

/s/ Douglas F. Whitman
Douglas F. Whitman


Whitman Partners, L.P.

By:  Whitman Capital, Inc.
     General Partner

     By:  /s/ Douglas F. Whitman
          Douglas F. Whitman
          President

By:  /s/ Douglas F. Whitman
     Douglas F. Whitman
     General Partner

Mahuma, N.V.

By:  Whitman Capital, Inc.
     Its Attorney-in-Fact

     By:  /s/ Douglas F. Whitman
          Douglas F. Whitman
          President

Lion Investments Limited

     By:  /s/ Robert A. Rayne
          Robert A. Rayne
          Director

                              SCHEDULE 13D

CUSIP No. 125708107                                    Page 13 of 14 Pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of common stock of CMC Industries, Inc. and warrants to purchase such stock. For that purpose, the undersigned hereby constitute and appoint Whitman Capital, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    May 21, 1996

Whitman Capital, Inc.

By:  /s/ Douglas F. Whitman
     Douglas F. Whitman
     President

/s/ Douglas F. Whitman
Douglas F. Whitman

Whitman Partners, L.P.

By:  Whitman Capital, Inc.
     General Partner

     By:  /s/ Douglas F. Whitman
          Douglas F. Whitman
          President

By:  /s/ Douglas F. Whitman
     Douglas F. Whitman
     General Partner


(Signatures continued on next page)

                              SCHEDULE 13D

CUSIP No. 125708107                                    Page 14 of 14 Pages



Mahuma, N.V.

By:  Whitman Capital, Inc.
     Its Attorney-in-Fact

     By:  /s/ Douglas F. Whitman
          Douglas F. Whitman
          President

Lion Investments Limited

     By:  /s/ Robert A. Rayne
          Robert A. Rayne
          Director

C:\DMS\4146\004\0165225.WP